March 16, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       StrongVest ETF Trust (the “Trust”)
Request for Withdrawal of Pre-effective Amendment No. 1 to the Trust’s
Registration Statement (File Nos. 333-214020 and 811-23196)

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Act”), on behalf of the Trust, I respectfully request the withdrawal of Pre-effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A (the “Amendment”).

The Amendment was filed electronically with the Securities and Exchange Commission on March 16, 2017 (Accession No. 0001398344-17-003593) in order to address comments to the existing series and class of shares (CWA High Quality Income ETF) and change its name, however the submission header created a new series and class of shares (CWA Income ETF).

If you have any questions, please do not hesitate to contact the undersigned at: (202) 973-2727.

Very truly yours,

/s/ Bibb L. Strench
Bibb L. Strench

Bibb.Strench@ThompsonHine.com Fax: 202.331.8330 Phone: 202.973.2727